FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For period ending February 24, 2006

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --





   Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons


I give below details of changes in the interests of Persons Discharging Managerial Responsibility in the Ordinary Shares of GlaxoSmithKline plc in respect of the undermentioned persons arising from the sale of Ordinary Shares at a price of GBP14.65 per Ordinary Share on 23 February 2006 to meet their tax liabilities following the vesting of a Performance Share Plan award:


Mr R Bondy                    6,150
Mr J Clarke                   2,870
Mr M Dunoyer                  1,435
Dr D Pulman                   3,245
Mr C Viehbacher               4,868
Mr A Witty                    1,435
Mrs J Younger                 820


I give below details of changes in the interests of Persons Discharging Managerial Responsibility in the American Depositary Shares (ADSs) of GlaxoSmithKline plc in respect of the undermentioned persons arising from the sale of ADSs at a price of $51.3499 per ADS on 23 February 2006 to meet their tax liabilities following the vesting of a Performance Share Plan award:


Dr F Calhoun                  1,670
Dr R Greig                    500


The Company was advised of these transactions on 23 February 2006.


This notification relates to a transaction notified in accordance with Disclosure Rule 3.1.4R(1)(a).


S M Bicknell
Company Secretary

24 February 2006





SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: February 24, 2006                                   By: VICTORIA LLEWELLYN
                                                              ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc